UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

ADAMIS PHARMACEUTICALS CORPORATION
Name of Issuer

COMMON STOCK, $0.0001 Par Value
(Title of Class of Securities)

15115L 10 3
(CUSIP Number)

Ahmed Shayan Fazlur Rahman
c/o Eses Holdings (FZE)
Sharjah Airport International Free Zone
Executive Suite, P.O. Box 9366
Sharjah, United Arab Emirates
+971-4-363-846
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eses Holdings (FZE)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Sharjah, United Arab Emirates

Number of
Shares	7.	Sole Voting Power: 0
Beneficially by
Owned by	8.	Shared Voting Power: 30,000,000
Each
Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 30,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not applicable.

13.	Percent of Class Represented by Amount in Row (11): 32.2% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 3 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ahmed Shayan Fazlur Rahman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United Kingdom

Number of
Shares	7.	Sole Voting Power: 0
Beneficially by
Owned by	8.	Shared Voting Power: 30,000,000
Each
Reporting	9.	Sole Dispositive Power: 0
Person With
	10.	Shared Dispositive Power: 30,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not applicable.

13.	Percent of Class Represented by Amount in Row (11): 32.2% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of common stock, $0.0001 par value per share (the “Common Stock”) of Adamis Pharmaceuticals Corporation, a Delaware corporation (the “Company”).  This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons (the “Schedule 13D”).  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

The Reporting Persons are filing this Amendment to report the occurrence of the second installment of the First Milestone Closing (as defined below) pursuant to the First Amendment (the “SPA Amendment”) to that certain Common Stock Purchase Agreement, dated November 10, 2010 (the “Stock Purchase Agreement”), by and between Eses and the Company.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Pursuant to the Stock Purchase Agreement, the Company issued and Eses purchased twenty million (20,000,000) shares of Common Stock on November 10, 2010.  The consideration paid by Eses for these shares of the Common Stock was five million Dollars (US$5,000,000) in cash, which was obtained from its internal working capital and the personal funds of Mr. Rahman.

On June 30, 2011, the Company and Eses entered into the SPA Amendment.  As previously disclosed in the Schedule 13D, the Stock Purchase Agreement obligated Eses to purchase an additional ten million (10,000,000) shares of the Company’s Common Stock at each of two subsequent closings which were to take place after the occurrence of specified milestones and the satisfaction of customary closing conditions.  Pursuant to the SPA Amendment, Eses agreed that the milestones applicable to the first such milestone closing (the “First Milestone Closing”) had been met.  In addition, Eses and the Company agreed that the ten million (10,000,000) shares to be purchased at the First Milestone Closing would be transferred in three separate installments.  In connection with the first installment, which occurred on June 30, 2011, Eses acquired two million two hundred thousand (2,200,000) shares of Common Stock in consideration for a payment of five hundred fifty thousand Dollars (US$550,000). In connection with the second installment, which occurred on July 21, 2011, Eses acquired two million two hundred thousand (2,200,000) shares of Common Stock in consideration for a payment of five hundred fifty thousand Dollars (US$550,000).  Pursuant to the SPA Amendment, Eses will acquire an additional five million six hundred thousand (5,600,000) shares in connection with the third installment, which will occur on or before September 29, 2011.  The consideration paid by Eses in connection with the third installment will be one million four hundred thousand Dollars (US $1,400,000).  The consideration paid by Eses for the Common Stock acquired in connection with the three installments was obtained (or, in the case of the third installment, will be obtained) from its internal working capital and the personal funds of Mr. Rahman.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons intend to hold the Common Stock for investment purposes.  As discussed above in Item 3, pursuant to the Stock Purchase Agreement, as amended by the SPA Amendment, Eses has acquired a total of four million four hundred thousand (4,400,000) shares of Common Stock in connection with the first and second installments of the First Milestone Closing, and will acquire five million six hundred thousand (5,600,000) shares in connection with the third installment of the First Milestone Closing.

Under the Stock Purchase Agreement, Eses may become obligated to purchase an additional ten million (10,000,000) shares of Common Stock at the second milestone closing (the “Second Milestone Closing”) to the extent that the applicable milestones and customary closing conditions specified in the Stock Purchase Agreement are satisfied.  Under the SPA Amendment, subject to certain conditions, either party may terminate the Stock Purchase Agreement if the milestones applicable to the Second Milestone Closing have not been met by December 31, 2011 (the “outside date”).  Prior to the SPA Amendment, the outside date for the Second Milestone Closing was April 30, 2011.

The Reporting Persons may also acquire additional shares of the Company’s Common Stock from time to time in open market or in privately negotiated transactions, provided such acquisitions are on terms deemed favorable by the Reporting Persons. Alternatively, the Reporting Persons may from time to time sell all or a portion of their shares of Common Stock in open market or in privately negotiated transactions, provided that such sales are in compliance with applicable laws and on terms deemed favorable to the Reporting Persons.

The Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any change in the Company’s charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in (a) through (i) above.

Eses and the Company are parties to the Stock Purchase Agreement, as amended by the SPA Amendment. Reference is made to the discussion of the Stock Purchase Agreement in Items 3, 4 and 6.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)           The Reporting Persons beneficially own thirty million (30,000,000) shares of Common Stock (which includes twenty-four million four hundred thousand (24,400,000) shares held of record as of the date hereof and an additional five million six hundred thousand (5,600,000) shares that Eses has the right to acquire within 60 days hereof as described in Items 3 and 4), or approximately 32.2% of the outstanding Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons are held directly by Eses.  The beneficial ownership percentages reported herein are based upon the 93,108,441 shares of Common Stock outstanding as of June 29, 2011, which number of outstanding shares has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 based on information disclosed by the Company in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 7, 2011.

(b)           The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 30,000,000 shares of Common Stock.

(c)           None of the Reporting Persons nor, to their knowledge, any of the persons named in Item 2 have engaged in any transaction in Common Stock during the sixty (60) days immediately preceding the date hereof.

(d)           None.

(e)           Not applicable.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 22, 2011

ESES HOLDINGS (FZE)

By:	/s/ Ahmed Shayan Fazlur Rahman
Name:	Ahmed Shayan Fazlur Rahman
Title:	Owner and Director

/s/ Ahmed Shayan Fazlur Rahman
Ahmed Shayan Fazlur Rahman

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 2 to Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  July 22, 2011

ESES HOLDINGS (FZE)

By:	/s/ Ahmed Shayan Fazlur Rahman
Name:	Ahmed Shayan Fazlur Rahman
Title:	Owner and Director

/s/ Ahmed Shayan Fazlur Rahman
Ahmed Shayan Fazlur Rahman